FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 34,918,363
Receivable from brokers and dealers	36,323,355
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $16,784,877	9,100,599
Receivable from affiliates	511,667
Accounts receivable, net of allowance of $3,682	27,881,174
Deferred tax asset, net	1,798,168
Prepaid expenses and other assets	2,122,140
Total assets	$ 112,655,466

Liabilities and Member's Equity

Payable to brokers and dealers	$ 1,130,674
Payable to Parent and affiliates	3,947,640
Accrued compensation and benefits	1,434,318
Accounts payable, accrued expenses and other liabilities	7,037,579
Total liabilities	$ 13,550,211
Member's equity	99,105,255
Total liabilities and Member's equity	$ 112,655,466

The accompanying notes are an integral part of this financial statement.